RAD AI

AI for Smarter and Faster Digital Content

 PITCH VIDEO   INVESTOR PANEL



radintel.ai   Santa Monica CA   in   🔊   Technology   B2B   SaaS   AI   Venture Backed

Highlights

1. YoY revenue has doubled from 2022; projecting 3X revenue growth w/ Q4 sales bookings for 2023

2. Customers including Dignity Health, Sweetgreen, The Black Tux, Roman Health & more

3. World-class team founders with 5 exits between them, Ph.D.s, & leaders from Wharton, Harvard and MIT

4. Backed by the Adobe Fund for Design

5. ~5k investors including VCs like Fidelity, Expert Dojo, MaRS, Execs from Google, Amazon, Live Nation

6. Featured in Forbes, Bloomberg, TechCrunch, Entrepreneur, VentureBeat, Huffington Post, and NASDAQ

7. Positioned to disrupt the Marketing Technology and Analytics industries — valued at $633 billion

8. Recipient of AI Innovation Grant from Canada that covers up to 40% of annual product dev. costs

Our Team



Jeremy Barnett CEO

3X founder with 2 exits, including Trendy Butler (fashion tech). Backed by venture funds including Fidelity Investments, SOS Ventures, Expert Dojo and more. Experience building companies from 0-100+ employees.

I hired 20+ "marketing agencies" over a 4 year time frame while running Trendy Butler (exited in 2017). The common throughline was mediocre performance. For this reason, I learned digital marketing and how to make sense of it all. RAD is what I needed - a high-performance marketing engine that authentically engages diverse audiences at scale.



Bradley Silver President

3X founder with 2 exits, including Brand Protect. Backed by venture funds including Fidelity, Gen Wealth Ventures, MaRS AF, Brigus Capital & Greybrook. Experience scaling companies to $30 million+ in ARR, and building companies from 0-170 employees.



Emily Duban Head of Growth & Innovation

Wharton. Leader with 20+ yrs experience. Former Weber Shandwick, Fleishman Hillard & most recently Chief Digital Officer at Mike World Wide. Worked on both brand and agency sides including McKinsey, Citibank, SAP, Amazon, Unilever, Novartis & LVMH.



Alexander Wissner-Gross Ph.D. Founding Advisor

Harvard, MIT and world recognized leader in AI. Has 23 issued, pending or provisional patents. TedX speaker, investor in 33 companies, authored 23 publications, featured in WSJ, CNN, USA Today & Wired.



Katie Gerber Head of Global Marketing

Former President of PMBC Group, President of Venture PR and Founder of Dopamine Group. Built and managed teams in-house and at public companies like Disney, Sony, Expedia and countless VC-backed startups.



Steven Elliott VP Client Development & Partnerships

BYU. Entrepreneurial studies and finance degree. Former Senior Director of Client Development at

Branded Entertainment Network (BEN). Built BEN's influencer marketing arm and scaled sales team 4x over 2 years.

Emillian Tita Lead Engineeer and Dev Ops

Computer Sciences, BS at Wes University of Timisoara. Dev/software engineer >25 yrs. Developed machine learning models for context extraction from text using 470M/millisecond response ratio. Pioneer in neural networks, ML, AI & computer vision.

Seth Weinkranz Sr. Client Success Director

10+ years of experience in developing and executing global influencer-led initiatives for Fortune 500 Brands. Seth is an experienced Sr. Account Manager with a history of working with prominent entertainment studios, lifestyle and sports brands.

Tyson Black Sr. Director Client Success

10+ years experience helping brands scale cutting-edge influencer marketing campaigns. Worked with & led multiple creator-focused initiatives for brands including Hasbro, Samsung, Porsche, Adobe, Jeep, Dodge, PayPal, Credit Karma, Honda and Draft Kings.

Matthew Samson ML Developer - NLP & Deep Learning

Computer Science MS - M.Sc.. 4+ years AI experience. Specialization in machine / deep learning, natural language processing, computer vision, optimization and information systems.

Hassan Zia Full Stack Developer

MS Software Engineering. 7+ years experience in Php, Javascript, React.js, MySQL. Manages technology design concepts and ML/AI methodology.

Fatimah Elshanawany Director of Talent

Expertise across social media with a diverse skill set that encompasses influencer marketing, talent strategy, brand partnerships, talent negotiations and implementation. Manages important RAD AI clients like Sweetgreen, Hasbro & The Black Tux.

Pavlo Parkhomenko Data Scientist

Mathematical Finance BS, University of Waterloo. Expert across Python, C/C++, HTML/CSS. Recognized innovator across text subjects, ML and natural language technologies.

Udeet Patel Machine Learning Engineer

Strong across data analytics, data engineering, data science, machine learning and AI development.

Dusan Popovic Creative Director

Graphic Design BS. RAD's first team member, responsible for Design, UI/UX and key creative client deliverables. Former creative director of PRVA TV, Sound Bridge, and Mad Head Games.

Preet Patel Machine Learning Engineeer

Strong across data analytics, data engineering, data science, machine learning and AI development.

Joseph Freedman Chairman

JD / MBA. Former Securities Lawyer and Senior Vice Chairman, Private Equity at Brookfield Asset Management. Led spin-off of Brookfield Infrastructure Partners ($24BN market cap). Corporate director for companies including Bridgemarq Real Estate (TSX:BRE).

Aaron Kuntz Board Member

BS Finance & Predictive Analytics MS, Northwestern University. Co-Founder of Lead Genesis (acquired) and MarketerNet. Angel Investor. Former Datamyx COO and Experian Major Accounts.

Bobby John Board Member

Computer Engineering BA, University of Toronto. Globally recognized tech leader with 20+ years experience. Founder & CEO of Band of Coders, fractional CTO for SiriusXM, Yamaha, Uber, Atlanta Braves, and The United Nations.

Invest in the future AI

Adobe Fund for Design

Backed by the Adobe Fund for Design

Nearly **5000** investors that includes CEOs, CMOs, executives from Google, Amazon, Live Nation, VCs like Expert Dojo and Fidelity have joined our mission to empower brands with proprietary AI made for authentic, ROI-generating communication.

We envision a world where AI makes all communication more human. RAD AI built an artificial intelligence that helps brands create more authentic communication tailored to their ideal customer. In short, we help our clients engage their target audiences with communication that lands.

We are scaling revenue and our client results have been recognized across the globe. We have nearly 5000 investors including VCs, Fidelity, Expert Dojo, Executives from Google, Amazon and Live Nation that all share our vision to become the gold standard AI for digital content creation.

We are solving a global communication problem that exceeds 25 billion messages per day

Across Facebook, Instagram, Snapchat, TikTok and every major social platform, there are more than 25 billion social engagements every day. We use these platforms to connect and communicate with one another. And each one of these social messages is an opportunity for brands to get their product in front of their target customer.

This is why we've built a generative AI that helps brands get in front of their target customer the right way - with real authenticity. At the click of a button, we tell brands who their customer is, and how to best message them. Imagine a world where artificial intelligence and data give brands unbiased, highly actionable information that they can use to better message their target customer. Everybody wins, customers connect more deeply with the brand, and these same brands, our clients, make better return on investment (ROI).

RAD AI is disrupting how brands engage their target audiences. Clients and investors are winning together.





Up to 5X
30+ Case Studies

Clients that use our AI technology are rewarded with deeper relationships with their customers and measurable ROI (return on investment).



FORTUNE 1000
Recurring Client

Consumers are winning because the brands they love are speaking to them the right way - with authenticity.



3X Revenue
*2023 projections

YoY revenue has doubled from 2022 and projecting 3X revenue growth w/ Q4 sales bookings for 2023.

Digital marketing agencies have a dated business model that benefits from an industry built on impossible to understand results. This industry, valued at over $633 billion per annum, includes Marketing Technology (MarTech) and Data Analytics solutions across the globe.

Bloated fees and confusing results are normal. Until now, brands had to rely on agencies to build a marketing strategy with budget holders keeping their fingers crossed on whether the result of their spend would produce a return on investment. These same agencies have built books of businesses worth billions on this broken model.

Our competitive advantage lies in harnessing the power of our proprietary AI to provide actionable insights that drive content decisions. Today, our clients don't guess about what type of content they should produce, how it should be made, and the best influencers to promote their message.

These biased opinions serve as "validation" for big agencies over-charging their clients This multi-billion dollar problem means brands are forced to suffer with inflated agency prices and expensive guesswork around their next million-dollar campaign.

RAD | Remove All Doubt

The days of guesswork are over. RAD AI takes content decisions and digital marketing campaigns to the next level by identifying the optimal campaign strategy and at the click of a button. With precise predictions, we produce results that consistently produce measurable return on investment. Our technology can be used for influencer activations, paid advertising and organic social media promotion.





Tyson Black
Sr. Director of Client Success
Watch on YouTube

Product Explainer Video 2023

By developing and harnessing the capabilities of generative AI, we've unlocked the true potential of unbiased creative decision-making, enabling our clients to establish genuine connections with their target audience and achieve unparalleled success.

The outcomes our clients get as a direct result of our proprietary AI-powered insights is paving the way for unprecedented growth and impact, especially for clients seeking to maximize the value of their budget allocations. With over $75 billion each year wasted on bad marketing campaigns - companies lack the capability to engage audiences at scale, leaving authentic connection and customer loyalty on the table.

$75 BILLION /YR
Dollars wasted on misaligned marketing

Our advancements in AI have been the catalyst behind securing major deals with today's largest enterprises. We constantly beat out the biggest agency service providers for the deals that matter most. Our team of 20 full-time employees (FTEs) consistently surpasses agencies with 1000+ employees - and we are just getting started.

RAD AI selected for
Adobe Design Fund

New RAD AI-Powered Media Optimization technology unveiled at Adobe MAX 2023 Creativity Conference

Our commitment to developing AI that fundamentally changes content creation has delivered important partnerships, client wins and countless opportunities. Being selected for the prestigious Adobe Fund for Design is another win that has our team buzzing. Our build into the Adobe Express ecosystem utilizes AI to analyze images and videos, offering predictive insights for performance.





Analyzing Media...
Emotions
Sentiment
Predict what images your target customers will resonate with most.

The Adobe Fund for Design commissions technical projects from developers such as RAD AI that are pushing boundaries and shaping the future of design. This marks another use case of how our proprietary AI can be used to solve content creation problems and we are thrilled to be a part of the growing Adobe Express developer ecosystem.

RAD AI is making content
faster and smarter with



artificial intelligence



Our platform was developed on a belief that digital marketing programs require AI automation, intelligence, and workflow systems to drive insights about the customers our clients want to attract. These essential gaps are filled in by integrating our AI-driven capabilities into content decisions that are vital for achieving high-performance results. Hence, our AI focuses on the most difficult and important elements of the content marketing processes.

Now brands can develop meaningful connections with diverse and global audiences at scale. Clients that use our product and methodology are rewarded measurable campaign performance and quantifiable ROI.



Remove creative decision making bias with proprietary generative AI
At the click of a button, RAD clients understand the primary and cultural interest of their target customers
Identify your ideal target audience and the interests that motivate them

Our enterprise client base is scaling

By blending the magic of storytelling with the mastery of AI, we help companies design authentic marketing programs for the audiences they want to attract.

Our economic moat and competitive advantage includes 12+ years of research, model training and data testing to bring RAD AI to market in its current form. To date, over $27 million has been invested, which includes funding from AI innovation grants and nearly 5,000 investors that all share in our vision. And clients are taking notice.



















ro | accenture | sg sweetgreen

Dignity Health | THE BLK TUX | Bright Horizons

NCM AMERICA'S MOVIE NETWORK | MGM RESORTS | FISKER

Our customers have spanned across entertainment, gaming, healthcare, e-commerce, education, banking, travel/hospitality, finance and fashion industries.



Brad Hunter
Director of Marketing

"The RAD AI solution was a key catalyst in scaling awareness and engagement among our target audiences with the Roman brand."



Matt Sutton
Chief Marketing Officer

"RAD AI has been a true extension of our team, and has allowed us to scale campaigns that would not have happened otherwise."



Mike Rosen
Chief Marketing Officer

"The RAD AI solution has been an integral part of transforming and scaling our digital product offering."

Our AI is driving revenue growth and remarkable traction



26%
Close Rate x Qualified Leads

3X
Projected Revenue Growth, 2023

300%
Improved AOV from 2022 to 2023

Our customers are using our AI to activate faster, smarter digital marketing campaigns. This results in measurable ROI and unparalleled insights. We solve problems like what type of content should be produced and what influencers are best suited to deliver our clients' messages.

RAD AI makes money in a few ways

Net New Campaigns - We sign enterprise deals for pilots that have a minimum test budget of $100,000 or more. The gross profit margins on net new campaigns is between 55% to 65%.

Renewal Campaigns - After a successful pilot, customers convert to our solution to manage and/or execute budgeted campaigns. For example, one of our largest clients tested $160,000 in pilot campaigns 2023, then scaled to $2 million scheduled for Q4 of 2023, and another $1.1 million for 2023.

The Average Client Value - Including test pilots and renewal business is $385,000. This is typically a fully managed solution.

We are currently best testing retainer models for Key Clients and partners starting $1.1 million annually for the use of our AI-based persona technology and cyclical campaign planning. This product is reserved for clients that spend north of $10 million each year on social content.

It's no wonder why our recurring business model works



Industry | Healthcare

3.7X
ROI Delivered by RAD AI

681
Hours saved using RAD AI

Ro Health's mission is to supply its customers and patients with healthcare providers that have the skills, training providers that have the skills, training and information necessary to deliver high-quality patient care.

5X
Improved TikTok engagement

18
Creators activated

68
Pieces of content

654%
Improved engagement

Industry | Education



Bright Horizons is a leading provider of early education and preschools, employer-sponsored child care, back-up care, educational advisory services and other work/life solutions.

Industry | Entertainment



MGM RESORTS

We exist to provide humanity an unforgettable escape – a unique world filled with anticipation, entertainment and unparalleled experiences.

3.3X
ROI Delivered by RAD AI

7.1%
Engagement Rate

482K
Engagements

RAD's technology is built on $27 million of investment which includes R&D by Atomic Reach, a company we acquired in 2021. The acquisition included our proprietary AI platform that helps marketers eliminate guesswork and produce content that delivers unparalleled results.

Our proprietary technology and team-wide expertise establishes RAD as the gold standard AI marketing platform for enterprise clients across the globe. We are using our IP as a moat to tackle both the MarTech and Data Analytics industries, which collectively are worth over $633 billion per annum.

Our Investors

Accredited & Non-Accredited

Nearly 5000 Investors

VCs

  

Executives From

   



Brian Mac Mahon
VC Investor, over 300 Early Stage Investments
Invested **$100K**

"The RAD AI team has built technology that flips the marketing technology industry on its head. I'm a big believer of backing founders that have a track record of success and resiliency. I'm obviously a believer in how the RAD AI technology solves the problem of content authenticity. Even more importantly, I'm proud to back such a talented founding team. Truly a group of all stars that I've had the pleasure to invest into... and now, get to watch as they continue to close deals and get commercial adoption."



Joe Freedman
Accredited Investor and Board Chairman
Invested **$4.3M** (RAD and Atomic Reach)

RAD is the only AI platform I know of focused on the massive influencer marketing space. Using AI to connect brands with the right creators who generate authentic content that

Using AI to connect brands with the right creators who generate authentic content that resonates has created unprecedented engagement for our clients by removing the guesswork that is rampant in today's influencer marketing space. There is no doubt in my mind that AI-enabled campaigns are quickly becoming essential for successful influencer marketing and RAD is poised to be the leader in the space.



Dzhel Ventures, Krista Waddell
Fund Investment
Invested **$1.1M**

My husband and I were the Lead Investors in Trendy Butler before Jeremy exited. He's the most honest, hard-working, and innovative founder in LA. As an early-stage entrepreneur, Jeremy demonstrates the willingness to set aside his ego and pivot to whatever is best for the company, a rare quality for a founder. The RAD platform is an incredible technology that will revolutionize influencer marketing.



Julius D'Souza
Google, Accredited Investor
3X Investor

I've watched Jeremy and team build this out for years from the seed round and I've been deeply impressed by their execution, traction, and dedication to building an enduring enterprise that creates exceptional value for its customers. It's obvious that they're going to hit the big leagues of category-defining icons.



Anna Gundmenson
CEO of Sensate

Client and an investor in RAD. Founding team is A+ and believe in AI changing the world as we know it.



Sriram Sundararajan
Accredited Investor

Entrepreneur, Investor and Mentor. As a marketer and educator, I see the potential of leveraging empathetic AI in marketing! Kudos to the team for coming up with this novel and innovative product. Very Cool!!



Jason Brewer
Accredited Investor Invested **2X**

Growth Advisor and Investor. Having spent the last 15+ years managing client advertising client budgets and social campaigns, I see a bright future in this space and RAD Intelligence has a strong value prop and is solving a real problem.



Christine Outram
CEO of Everydae Health

CEO, Everydae - making online learning engaging and fun.⚡always hustling to make the world a better place ⚡ The trifecta! Really impressed by the team, the tech and the growth. (Early bird terms are great too).

$633 billion addressable market

$325.7B
19.50% Projected Growth Rate

Marketing Technology


$325 BN
$380 BN
$456 BN
$546 BN
$654 BN
2023
2024
2025
2026
2027

$307.5B
13.5% Projected CAGR

Data Analytics


$307 BN
$341 BN
$422 BN
$475 BN
$552 BN

Our team has scaled companies to $30M ARR with the biggest brands in the world

   

Jeremy Barnett
CO-FOUNDER AND CEO

Bradley Silver
CO-FOUNDER AND PRESIDENT

Emily Duban
HEAD OF GROWTH AND INNOVATION

Katie Gerber
HEAD OF GLOBAL MARKETING

   

Steven Elliott
VP CLIENT DEVELOPMENT

Alexander Wissner-Gross Ph.D.
FOUNDING ADVISOR

Matthew Samson
ML ENGINEER

Hassan Zia
SR. FULL STACK DEVELOPER

   

Pavlo Parkhomenko
ML ENGINEER

Seth Weinkranz
SR. DIRECTOR OF CLIENT SUCCESS

Udeet Patel
ML DEVELOPER

Tyson Black
SR. DIRECTOR OF CLIENT SUCCESS

   

Emilian Tita
LEAD FRONT-END WEB DEVLOPER

Fatimah Elshanawany
DIRECTOR OF TALENT

Dominic Rodriguez
SALES DEVELOPMENT

Dusan Popovic
CREATIVE DIRECTOR

  

Wharton
UNIVERSITY of PENNSYLVANIA

TRENDY BUTLER
EXIT

Gemedy
EXIT

  

Brookfield

BYU

HARVARD
BUSINESS SCHOOL

  

MiT

Disney

Weber
Shandwick

The press loves RAD and the world is taking notice

Whats Next

Our investor base watched us defy odds as we grew during a recession, Covid-19 and a global economic slowdown. Our traction has nothing to do with luck. We've worked hard to put RAD AI into the best possible position to maximize shareholder value.

Our numbers point to an exciting growth period projected over the next 12 months. Additionally, we've already doubled our campaign volume from 2022 to 2023 with projected 3X revenue growth projected from some of the largest brands on the planet.

The AI industry is growing despite a sluggish economy



Explosive Industry Growth

"It's an exciting time to be a part of this rapidly evolving industry. The advancements in deep learning, computer vision, explainable AI, etc. will continue to greatly enhance the way that we include AI in our day-to-day as we supplement and streamline our businesses. The way businesses operate today and the way they will operate in 10 years may even be unrecognizable thanks to the innovations of AI. The opportunities begin to seem endless"

Source: PWC

ARTIFICIAL INTELLIGENCE MARKET SIZE
2021 TO 2030 (USD BILLION)

$87.04 (2021)
$119.78 (2022)
$154.99 (2023)
$227.46 (2024)
$313.86 (2025)
$433.85 (2026)
$599.17 (2027)
$828.57 (2028)
$1,147.55 (2029)
$1,576.03 (2030)

$15.7tr
Potential contribution to the global economy by 2030 from AI

+26%
Up to 26% boost in GDP for local economies from AI by 2030

300%
AI use cases identified and rated are explored in our AI Impact Index

Exit Strategy

Nearly 5,000 investors have championed RAD by investing over $27 million into fueling the growth of our AI-driven technology. Over the past few years, we've seen our valuation grow from $4 million to $40 million+, and we anticipate continued growth as we increase revenue, add to our customer base, build our team, and enhance our technology. Delivering a return to each and every investor is, and always has been, core to our mission.

As such, our team's goal is to bring RAD to the public markets. We know nothing is certain, but for those of you that have gotten to know our team - you know we'll continue to work tirelessly and intelligently to ensure every shareholder gets the best possible ROI.

This is our commitment to you. Forward-looking projections cannot be guaranteed and none of this happens unless we execute and continue building a sustainable business.

Ways we can create shareholder liquidity



1 During future rounds, we authorize secondary market stock sales

2 RAD AI gets acquired by a partner, client or strategic ally

3 We take RAD AI to public markets

Use of Proceeds

To ensure we establish RAD as the premier marketing AI platform for enterprise clients, we'll use the capital raised to continue building and scaling our technology, our product offerings and team. By supercharging our development and sales engine, RAD will further expand and develop key product offerings that lead to both recurring and new business revenue.

As of today, RAD AI has 20 full-time employees, with plans to double in size over the next 12 months. Forward-looking projections cannot be guaranteed and none of this happens unless we execute and continue building a sustainable business.

Valuation

It's worth mentioning that we've been told we could raise at a valuation at least double the listed price for this round given that AI technology and software companies consistently raise at 15-50X contracted revenues, but we chose to price this round conservatively.

We chose to do this because the retail investor community is near and dear to us and we hope you see how important this mission is to the RAD team. As management, we've taken businesses to exit several times and have learned plenty of lessons along the way. By pricing conservatively, we aim to create meaningful upside for each investor.

We can't wait to have you along for the RAD journey!

FAQ

How Does This Work?

(1) Sign in or Sign up for a Wefunder account if you're new to Wefunder: Join Wefunder by clicking 'Sign Up' in the top right corner.If you've already used Wefunder: use your existing account to 'Sign In.'

(2) Choose an amount you're comfortable with and click on 'Invest' Select an amount that you are interested in investing.

(3) In an effort to ensure fairness and provide an opportunity for all interested parties, we have set a minimum investment amount of $500 per investor.

(4) You'll receive an email to confirm your investment. Our SEC filings contain more financial information and investment contracts. That it, you're in.

I'd like to be a RAD AI user and/or client. How do I use the technology and see if it's right for me?

Please visit our website and click on the "request demo" button, this will direct you to a information capture form. Fill in your information and a sales representative will reach out to you shortly. Make sure to enter into the form that you are also a RAD AI investor if in fact you've invested.

What is the minimum and maximum investment?

The minimum investment amount in this round is $250 USD whereas the maximum investment size is up to $500,000 for accredited investors. Please note, investors should only invest what they can afford to lose.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What type of risk is involved with investing in RAD AI company equity?

High risk. All tech startups bring significant risk, and we caution people from investing in RAD AI (and generally any tech startup equity) if you do not have high-risk tolerance for your investments. Our business has been growing and RAD AI team members are feeling extremely bullish about our future prospects. Thaty said, there is, and always will be significant risks in investing in equity for early-stage startups.

Reasons not to invest

RAD AI is still an early stage company and the nature of our business and product adoption is risky. We are working hard on solving the problems our customers have with generative AI and have had success securing some of the most desirable contracts and clients at market. Even with these wins, our competition remains well funded and intense. This fact alongside a dynamically changing environment present more risk. You should not invest any funds in this community round unless you can afford to lose your entire investment. Additionally, while our goal is to trake RAD AI to public markets, there is no current path to liquidating any equity you purchase in RAD AI.

Downloads


RAD AI Investor Deck Sep 23.pdf